UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

______________

(Mark One):

X	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-25887

_______________

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)

_______________

PrivateBancorp, Inc.
Ten North Dearborn Street
Chicago, Illinois 60602
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	The PrivateBancorp, Inc. Savings and Retirement Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.
Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a) Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003, and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2004 and December 31, 2003.

(b) Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and December 31, 2003 and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2004 and December 31, 2003, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the PrivateBancorp, Inc. Savings and Retirement Plan (File No. 333-43830) with the Securities and Exchange Commission on August 15, 2000.

PRIVATEBANCORP, INC.
SAVINGS AND RETIREMENT PLAN,

Financial Statements

December 31, 2004 and 2003

INDEPENDENT AUDITORS' REPORT

To the Audit Committee Chairman and the Trustees

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of the PrivateBancorp, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

Chicago, Illinois
June 7, 2005

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS Investments, at fair value:
Principal Life Insurance Company pooled-
separate accounts	$3,763,646	$-
American Funds registered investment
companies	900,038
PrivateBancorp, Inc. common stock	6,548,265	-
Common/collective trust	346,337	-
Nationwide Life Insurance Company
pooled-separate accounts	-	6,986,493
Investment, at contract value:
Guaranteed investment contract	-	173,001

Participant loan fund	135,423	71,376

	11,693,709	7,230,870

Receivables:
Employer contributions	12,238	-
Participants’ contributions	34,623	-

	46,861	-

NET ASSETS AVAILABLE FOR BENEFITS	$11,740,570	$7,230,870

See Notes to Financial Statements

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS
Contributions from employer	$386,757	$304,347
Contributions from participants	1,253,668	961,175
Rollovers	251,749	73,570
Interest income	6,048	6,844
Dividend income	11,806	-
Net realized and unrealized gains of
common stock	969,613	-
Net realized and unrealized gains in fair
value of common/collective trust	1,895	-
Net realized and unrealized gains in fair
value of registered investment
companies	98,229	-
Net realized and unrealized gains in fair
value of pooled-separate accounts	1,139,278	2,120,744
Transfer of assets from plan merger	745,445	-
Other income (loss)	(1,938)	-

TOTAL ADDITIONS	4,862,550	3,466,680

DEDUCTIONS
Withdrawals by participants	(337,344)	(202,758)
Administrative expenses	(15,506)	-

TOTAL DEDUCTIONS	(352,850)	(202,758)

NET INCREASE	4,509,700	3,263,922

NET ASSETS AVAILABLE FOR BENEFITS -
BEGINNING OF YEAR	7,230,870	3,966,948

NET ASSETS AVAILABLE FOR BENEFITS -
END OF YEAR	$11,740,570	$7,230,870

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(1) Description of plan

The following description of the PrivateBancorp, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and its subsidiary Lodestar Investment Counsel, LLC, The PrivateBank (St. Louis) and The PrivateBank Mortgage Company. The PrivateBank and Trust Company, The PrivateBank (St. Louis) and The PrivateBank Mortgage Company are subsidiaries of PrivateBancorp, Inc. (the “Company”). The PrivateBank and Trust Company, The PrivateBank (St. Louis), and The PrivateBank Mortgage Company are individually and collectively referred to as the “Subsidiary” and the “Subsidiaries.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2002, the Plan sponsor adopted the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01. Effective March 10, 2003, the Plan sponsor amended and restated the Plan to reflect the change in one of the Plan trustees and other minor changes. The Plan is sponsored by the Company.

Effective July 1, 2004, the Plan sponsor adopted the Principal Financial Group Prototype Basic Savings Plan No. 2. On November 30, 2004, the Plan sponsor amended the Plan to merge the Plan of Lodestar Investment Counsel, LLC. The Plan is sponsored by the Company.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan, and dollar amounts permissible by the Internal Revenue Code (“IRC”). Subsidiary-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Subsidiary matching contributions are discretionary and based on a percentage of employee contributions. The Subsidiaries may make qualified matching contributions, corrective nonelective contributions and an additional discretionary contribution, all based on formulas determined by the Company. Participants who are at least 18 years old are eligible for the employer contributions after one year of employment.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Subsidiary’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(1) Description of plan (continued)

Vesting - Participants are immediately vested in their contributions and the Subsidiary’s qualified matching contributions and corrective nonelective contributions plus actual earnings thereon. Vesting in the Subsidiaries’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (“PSAs”), a common and collective trust (both maintained by an insurance carrier), mutual funds and PrivateBancorp, Inc. common stock. Prior to the adoption of the Principal Financial Group Prototype Plan, the participants were able to direct employee contributions into PSAs, which had underlying investments of mutual funds and PrivateBancorp, Inc. common stock, or into a guaranteed investment contract (“GIC”). Participants are able to transfer funds among all investment options.

Participant loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment terms are determined by the Subsidiaries. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (5.25% and 4.00% as of December 31, 2004 and 2003, respectively) in effect on the loan acquisition date plus 100 basis points. Interest rates ranged from 5% to 9% on all participant loans outstanding as of December 31, 2004. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death. Payment will generally be made in a lump sum. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined. In-service withdrawals are permitted for those participants who have reached the normal retirement age, as defined in the Plan.

Forfeited accounts - As of December 31, 2004 and 2003, forfeited nonvested accounts totaled $10,469 and $20,470, respectively. These accounts are used to reduce future employer contributions. The employer contributions were reduced by $21,730 from forfeited nonvested accounts in 2004. The employer contributions were not reduced by forfeited nonvested accounts in 2003.

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(2) Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of investments - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock, mutual funds and a common/collective trust, which are stated at fair value. The PSAs are valued based on the underlying investments (mutual funds or PrivateBancorp, Inc. common stock). Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Values for PrivateBancorp, Inc. common stock are based on the December 31, 2004 and 2003, closing prices. The Plan entered into a GIC with Nationwide Life Insurance Company (“Nationwide”) on May 1, 2002. The GIC was fully benefit responsive and was stated at contract value, which approximated fair value. Contract value represented contributions made under the contract, plus interest at a specified rate determined quarterly based on the three-year Treasury note yield less the interest rate adjustment, as defined in the contract, less withdrawals or transfers by participants. The annual effective yield on this contract for the years ended December 31, 2004 and 2003, was 0.78% and 0.72%, respectively. The guaranteed rate of the contract as of December 31, 2003, was 1.18%. The GIC was canceled in August 2004.

Accounting method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Administrative expenses - Substantially all of the administrative expenses of the Plan are paid by the Plan sponsor. The expenses that are paid by the Plan sponsor are not included in the statements of changes in net assets available for benefits.

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

(3) Investments

The following table presents the investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2004 and 2003. The table also presents the fair market value of the underlying assets of the PSAs.

	2004	2003
Contract #6-11219:
Principal Bond and Mtg. Sep Acct	$247,267	$-
Principal Govt Sec Sep Acct	289,310	-
Principal Lg Cp Stk Idx Sep Acct	1,035,454	-
Principal Life Tm Str Inc Sep Acct	3,409	-
Principal Life Tm 2010 Sep Acct	53,081	-
Principal Life Tm 2020 Sep Acct	9,491	-
Principal Life Tm 2030 Sep Acct	10,013	-
Principal Life Tm 2040 Sep Acct	11,166	-
Principal Life Tm 2050 Sep Acct	71,672	-
Principal Ptr Lg-Cap Blend Sep Acct	150,877	-
Principal Ptr Lg-Cap Value Sep Acct	471,942	-
Principal Ptr Md-Cap Value Sep Acct	284,831	-
Principal Mid-Cap Stk Idx Sep Acct	14,243	-
Principal Ptr Md-Cp Growth Sep Acct	426,286	-
Principal Ptr Sm-Cp Gr II Sep Acct	8,148	-
Principal Ptr Sm-Cap Val I Sep Acct	54,034	-
Principal Sm-Cap Stk Idx Sep Acct	13,148	-
Principal Ptr International Sep Acct	609,274	-
	3,763,646	-

American Funds Growth Fund of America R3	700,220	-

PrivateBancorp, Inc. common stock	6,548,265	-

Contract #GA-P DF99:
American Century 20th Century Income and Growth Fund	-	407,886
American Century Short Term
Government Fund	-	75,107
Dreyfus Balanced Fund	-	146,244
Federated Bond Fund	-	146,665
Fidelity Advisors Growth Opportunities Fund	-	143,367
Franklin Templeton Mutual Shares Fund	-	122,559
Franklin Small Cap Growth Fund	-	339,625
Gartmore Money Market	-	14,846
Janus Twenty Fund	-	485,843
Janus Worldwide Fund	-	329,948
Gartmore S & P 500 Index Fund	-	547,246
Templeton Foreign Fund	-	148,959
		2,908,295

Contract #GA-P E05-A:
PrivateBancorp, Inc. Stock Fund	-	4,078,198

Total	$11,012,131	$6,986,493

The following table presents the net realized and unrealized gains in fair value, by PSA, for the years ended December 31, 2004 and 2003:

	2004	2003
PSAs (underlying investments are mutual funds)	$ 274,902	$ 514,507
PSA (underlying investment is company common stock)	864,376	1,606,237
Total	$ 1,139,278	$ 2,120,744

(4) Plan merger

Lodestar Investment Counsel, LLC is a subsidiary of the Company and is the sponsor of the Lodestar Investment Counsel, LLC 401(k) Plan (the “Lodestar Plan”). On November 30, 2004, the Lodestar Plan was merged into the Plan. On December 1, 2004, the assets of the Lodestar Plan were transferred into the Plan’s trust. On the date of the transfer, the net assets of the Lodestar Plan were valued at $745,445.

(5) Tax status

The Internal Revenue Service (“IRS”) issued a favorable opinion letter dated July 22, 2003, for the Principal Financial Group Prototype Basic Savings Plan No. 2, which was adopted by the Plan sponsor effective July 1, 2004. The IRS letter states that the prototype plan is acceptable under the applicable requirements of the Internal Revenue Code (“IRC”).

The IRS issued a favorable opinion letter dated November 19, 2001, for the Benefit Administration, Inc. Prototype Defined Contribution Plan Basic Plan Document #01, which was adopted by the Plan sponsor effective January 1, 2002. The IRS letter states that the prototype plan is acceptable under the applicable requirements of the IRC.

(6) Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

SUPPLEMENTAL SCHEDULE

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

EIN: 36-3681151
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Principal Life Insurance Company	Investment contract, pooled-separate accounts, contract #6-11219 (underlying investments are mutual funds)	(1)	$ 3,763,646
*	PrivateBancorp, Inc.	Common stock	(1)	6,548,265
	American Funds Growth Fund of America R3	Registered investment company	(1)	700,220
	American Funds American Balanced Fund R3	Registered investment company	(1)	199,818
*	Principal Stable Value Signature Fund	Common/collective trust	(1)	346,337
*	Participant Loan Fund	Interest at rates from 5% to 9%	-	135,423

				$ 11,693,709

* Party-in-interest as defined by ERISA

(1) - Cost information may be omitted as the investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2005

PRIVATEBANCORP, INC. SAVINGS AND RETIREMENT PLAN By: /s/ Gary S. Collins Name: Gary S. Collins Title: Trustee

EXHIBIT INDEX
Exhibit No.	Description
23.1	Consent of Mayer Hoffman McCann P.C.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Board of Directors

PRIVATEBANCORP, INC.

We consent to the incorporation, by reference, in the Registration Statement (No. 333-43830) on Form S-8 of PrivateBancorp, Inc. filed August 15, 2000, of our report dated June 7, 2005, relating to the financial statements and schedules of PrivateBancorp, Inc. Savings and Retirement Plan included in the December 31, 2004, Annual Report on Form 11-K of PrivateBancorp, Inc. Savings and Retirement Plan.

/s/ MAYER HOFFMAN McCANN P.C.

Chicago, Illinois
June 24, 2005